Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com
August 19, 2011
VIA EDGAR AND COURIER DELIVERY
Perry Hindin, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	S1 Corporation Preliminary Proxy Statement on Schedule 14A Filed August 3, 2011 File No. 001-24931
Dear Mr. Hindin:
     On behalf of S1 Corporation (the “Company”), this letter is in response to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 18, 2011, with respect to the timing of the record date for the Company’s special meeting of stockholders in light of Rule 14a-13(a). In response to your letter, set forth below is the Staff’s comment in italics followed by the Company’s responses. We have sent to your attention via courier delivery four (4) courtesy copies of this response letter.
Preliminary Proxy Statement on Schedule 14A
1. We note your response to prior comment 1, and for the reasons conveyed to Nathaniel DeRose of Hogan Lovells, counsel to S1 Corporation, on a telephone call earlier today, we continue to believe that the Company did not comply with Exchange Act Rule 14a-13. Please revise the proxy statement to acknowledge such non-compliance. While the staff of the Division of Corporation Finance will not undertake any further examination of the Company’s non-compliance with this rule at this time, please confirm in your response that the Company understands that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

Perry Hindin, Esq.
August 19, 2011

Response:
          The Company acknowledges the Staff’s comment and will revise the proxy statement accordingly. The Company further confirms that the Company understands that the Staff reserves the right to make further inquiry into this matter and make any recommendations its deems appropriate.
************************************
          In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 202-637-5490.
Sincerely,
/s/ Daniel Keating
Daniel Keating, Esq.
cc: Gregory D. Orenstein